EXHIBIT 99.15 Consent of  Byard H. MacLean

EXPERT CONSENT

I, Byard Harold MacLean, do hereby consent to (i) the filing of the written disclosure regarding the technical report entitled “Prairie Creek Property Northwest Territories, Canada Technical Report for Canadian Zinc Corporation” with an effective date of June 15, 2012 and other capital cost estimate information pertaining to the Prairie Creek Property in the Management Discussion & Analysis for the year ended December 31, 2012 of Canadian Zinc Corporation (the “Company”), and (ii) the use of my name in the MD&A and Annual Report on Form 40-F of the Company for the year ended December 31, 2012 and any amendments thereto incorporating by reference the Company’s MD&A and the Annual Report on Form 40-F.

Dated this 19th day of March, 2013.

/s/ Byard Howard MacLean
Name: Byard Howard MacLean